Exhibit 4.17

Special Collective Agreement

Made and entered into on May 29, 2006

Between:	Blue Square – Israel Ltd.
(hereinafter – the “Company”)

Of the One Part

A n d :	Union of Clerical, Administrative and Public Services Employees (MA'OF)
Workers’Committee
(hereinafter – “Workers’ Representation”)

Of the Other Part

WHEREAS	the parties desire to mutually increase the provisions transferred by the employee and the Company to a savings fund;

THEREFORE the parties hereby specify as follows:

1.	The provisions to a savings fund shall be made as of the beginning of the employee's fourth year in the Company, at the rate of 3% at the Company's expense, and 3% at the employee's expense. In the case of an employee who shall request in writing to reduce his share to 1.5%, the Company shall deduct only 1.5% from his salary and shall, in parallel, reduce the Company's share to 1.5%.

2.	With respect to existing employees for whom the Company is already allocating funds to a savings fund as at the date hereof, the Company shall increase its provisions to 3% to the savings fund, commencing with the salary for January 2006 (and in any case, not before the date of commencement of the employee's entitlement to a savings fund, as set forth in Clause 1 above), and in parallel shall deduct 3% from the employee's salary. Provisions for the period from January 2006 until the date of signature hereof shall be deducted from the employee as a lump-sum, and in parallel the Company shall transfer its share correspondingly. In the case of an employee who shall express his objection in writing to the increase in his share, the Company shall continue to deduct 1.5% from his salary and, in parallel, the Company's share shall remain 1.5%.

3.	Without derogating from the foregoing, with respect to an employee who shall express his objection in writing to the provision to a savings fund, the Company shall not deduct any amount from his salary as of the date on which the employee's letter is received as aforesaid, and furthermore, the Company shall be exempt from transferring its share to the savings account. It is further clarified, for the removal of doubt, that existing employees with respect to whom the Company presently makes no allocations to a savings fund as at the date hereof at the request of such employees, to the extent such employees shall request in writing to have their provisions transferred to a savings fund, the Company shall act accordingly and shall make allocations to a savings fund for them as set forth herein.

2.	This Agreement shall take effect as of January 1, 2006.

3.	The parties agree to register this agreement as a Collective Agreement under the Collective Agreements Law, 5717 - 1957.

IN WITNESS WHEREOF the parties have hereunto signed:

Blue Square Israel Ltd. By: /s/ David Weissman /s/ Gil Unger —————————————— The Company	Eyal Eli Chairman of the Workers Committee By: /s/ Eyal Eli —————————————— The Workers' Committee	Israel General Labor Federation Union of Clerical, Administrative and Public Services Employees The Central Committee By: /s/ The Clerical Workers' Union —————————————— The Clerical Workers' Union